CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

June 17, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Staff Review of Financial Statements
and Prospectus of CRM Mutual Fund Trust
(File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments received on June 16, 2011 from Mr. Keith O’Connell and Ms. Sheila Stout of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements for the fiscal year ended June 30, 2010 filed by CRM Mutual Fund Trust (the “Registrant”) with respect to CRM Global Opportunity Fund, and the Fund’s prospectus dated October 28, 2010 (the “Current Prospectus”).

1.	Comment:	The Staff requested that the Registrant provide certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment:	The Staff, following-up on the Registrant’s response dated June 9, 2011 to previous comments provided by the Staff to the Registrant, noted that the fee table in the Current Prospectus presented gross expenses of 2.00% for Investor Shares of the Fund, whereas the financial statements presented gross expenses of

2.64% for Investor Shares of the Fund. The Staff stated that the Registrant should supplement the Current Prospectus to correct the fee table and expense example so that they reflect gross expenses of 2.64% for Investor Shares of the Fund.

	Response:	The Registrant will supplement the Current Prospectus so that the fee table and expense example reflect gross expenses of 2.64% for Investor Shares of the Fund.

3.	Comment:	The Staff asked if the Registrant intended to offer rescission to shareholders who purchased Investor Shares of the Fund during the period that the Current Prospectus has been in use (October 28, 2010 - June 15, 2011) (the “Term”) in light of the presentation of gross expenses in the Current Prospectus noted by the Staff, and, if not, requested that the Registrant explain its reasoning.

	Response:	The Registrant does not intend to offer rescission to shareholders who purchased Investor Shares of the Fund during the Term. The Registrant believes that the gross expenses of Investor Shares of the Fund in the Current Prospectus do not present a materially misleading picture of the expenses of investing in Investor Shares to potential shareholders for the following reasons:

(i)     The Registrant notes that the actual gross expenses for Investor Shares during the Term have ranged from 1.36 % to 1.72%. Thus, the actual gross expenses for Investor Shares are closer to the gross expenses presented in the Current Prospectus of 2.00% than the gross expenses presented in the annual report of 2.64%. We note that these actual gross expenses are significantly less than the gross expenses presented in both the Current Prospectus and the annual report. The Registrant notes that, both generally and with respect to its prospectus disclosure, it monitors closely the asset levels and expenses of all of its series and would take appropriate action if there was a material increase in the operating expenses of one of its series.

(ii)    Investor Shares of the Fund are subject to a contractual fee waiver arrangement which limits the net expenses of Investor Shares to 1.50%, and the fee table in the Current Prospectus accurately presents the net expenses of Investor Shares.

Accordingly, the Registrant believes that it is neither necessary nor appropriate to offer rescission to shareholders who purchased Investor Shares of the Fund during the Term.

Please call the undersigned at (212) 415-0477 with any questions.

Sincerely,

/s/ Carlos A. Leal

Carlos A. Leal

Treasurer and Chief Financial Officer

CRM Mutual Fund Trust